SUTRON CORPORATION
                 21300 RIDGETOP CIRCLE
 [SUTRON LOGO]   STERLING, VIRGINIA 20166
                 (703)406-2800  FAX:(703) 406-2801
                 www.sutron.com


June 8, 2005


Martin F. James
Senior Assistant Chief Accountant
Mail Stop 0306
Securities and Exchange Commission
Washington, D.C. 20549

Re: SEC Letter dated April 18, 2005 in regards to Sutron Corporation, Form 10-KSB for Year Ended December 31, 2004
     Filed March 30, 2005
     File No. 000-12227

Dear Sirs:

     We appreciate you review of our Form 10-KSB for the Year Ended December 31, 2004 (2004 10-KSB) and your comments. It has been quite helpful in identifying areas for improvement in disclosures. We will be amending our 2004 10-KSB and future filings in accordance with your comments. We also acknowledge the following:

o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Our detailed explanations to your comments are provided below and include any supplemental information that is necessary to better understand our disclosures:

Item 6. Management's Discussion, and Analysis or Plan of Operations - Page 9

1. In future filings, please revise MD&A to include a discussion of your critical accounting estimates as required by Release 34-48960. In that discussion, describe the methodology you use to establish the valuation allowance for inventory obsolescence OR EXPLAIN WHY you do not record one.

RESPONSE:

FUTURE FILINGS WILL INCLUDE A DISCUSSION OF OUR CRITICAL ACCOUNTING ESTIMATES AS REQUIRED..

Results of Operations -- Page 9
-------------------------------

2. MD&A does not include a discussion of the changes in cost of sales or income taxes. In 2004, cost of sales accounted for approximately 61% of revenue while income taxes increased significantly from prior years and approximated 6% of revenue IN THAT year. Please revise future filings to include discussions of these items that identify the factors responsible for the changes, describe why those factors occurred, and quantify the impact of the factors described. This general guidance also applies to all sections of your MD&A.

RESPONSE:

FUTURE FILINGS WILL INCLUDE A DISCUSSION OF COST OF SALES AND INCOME TAXES IN THE MD&A DISCUSSION AS WELL AS ALL OTHER SIGNIFICANT CHANGES AND THEIR FACTORS IN OTHER SECTIONS.


Item 8A. Controls and Procedures -- PAGE 12
-------------------------------------------

3. We note the disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual REPORT. Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures AS OF THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT. Refer to Item 307 of Regulation S-K and Part IMP of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.goy/rules/final/33-8238.h1m.

RESPONSE:

FORM 10-KSB FOR YEAR ENDED DECEMBER 31, 2004 IS AMENDED AS FOLLOWS:

ITEM 8A - CONTROLS AND PROCEDURES

A) CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF OUR MANAGEMENT, INCLUDING OUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER, WE CONDUCTED AN EVALUATION OF THE EFFECTIVENESS OF OUR DISCLOSURE CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2004. BASED ON THIS EVALUATION, OUR PRINCIPAL EXECUTIVE OFFICER AND OUR PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT OUR DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE.

SPECIFICALLY, WE DISCOVERED THAT WE FAILED TO TIMELY FILE A CURRENT REPORT ON FORM 8-K RELATING TO OUR THIRD QUARTER 2004 EARNINGS PRESS RELEASE. IN ADDITION, WE IDENTIFIED CONTROL WEAKNESSES RELATING TO OUR NON-COMPLIANCE WITH CERTAIN DISCLOSURE REQUIREMENTS IN THE SEC'S RULES RELATING TO PERIODIC REPORTS. AFTER DISCOVERING SUCH WEAKNESSES, AND IN AN EFFORT TO ADDRESS AND REMEDY THE WEAKNESSES, WE HAVE AMENDED OUR ANNUAL REPORT AND FILED A REPORT ON FORM 8-K TO ENSURE APPROPRIATE PUBLIC DISCLOSURES.

OUR CONTROL WEAKNESSES RELATE TO OUR FAILURE TO DEVOTE SUFFICIENT RESOURCES TO KEEP ABREAST OF CHANGING DISCLOSURE REQUIREMENTS, INCLUDING THOSE REQUIREMENTS THAT WERE IMPOSED AFTER THE PASSAGE OF THE SARBANES-OXLEY ACT OF 2002. WE ARE IN THE PROCESS OF CORRECTING THE IDENTIFIED WEAKNESSES BY, AMONG OTHER THINGS, ALLOCATING ADDITIONAL PERSONNEL TO THE DISCLOSURE PROCESS,

ADOPTING WRITTEN DISCLOSURE CONTROLS AND PROCEDURES, FORMING A DISCLOSURE CONTROLS COMMITTEE THAT WILL CONSIDER THE MATERIALITY OF INFORMATION AND DETERMINE DISCLOSURE OBLIGATIONS ON A TIMELY BASIS, AND ENGAGING OUTSIDE COUNSEL TO REVIEW OUR SEC FILINGS ON A MORE FREQUENT BASIS. THESE ACTIONS SHOULD BE COMPLETED DURING THE SECOND QUARTER OF 2005.

B) CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

THERE HAVE BEEN NO CHANGES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE QUARTER ENDED DECEMBER 31, 2004 THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, OUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

4. We note your disclosure that your "management, including [your] Chief Executive Officer and Chief Financial Officer, concluded that the company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act.

RESPONSE:

SEE RESPONSE SUBMITTED TO COMMENT 3.

5. We note your statement that your chief executive officer and your chief financial officer "have concluded that the company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner." It does not appear that your CERTIFYING OFFICERS have reached a conclusion that your disclosure controls and procedures are EFFECTIVE. PLEASE REVISE YOUR wording to address more directly your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

RESPONSE:

SEE RESPONSE SUBMITTED TO COMMENT 3.

6. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S--B.

RESPONSE:

SEE RESPONSE SUBMITTED TO COMMENT 3.

Financial Statements
--------------------

Note 1. Summary of Significant Accounting Policies - Page F-7
-------------------------------------------------------------
Revenue Recognition
-------------------

7. Your current disclosure regarding revenue recognition is overly general. PLEASE TELL US AND REVISE FUTURE FILINGS TO DISCLOSE HOW YOU RECOGNIZE REVENUE FROM EACH TYPE OF PRODUCT OR SERVICE YOU PROVIDE TO CUSTOMERS, IDENTIFYING IN EACH INSTANCE THOSE EVENTS THAT WOULD INDICATE THAT EACH CRITERION OUTLINED IN SAB TOPIC 13A HAS BEEN MET.

RESPONSE:

THE FOLLOWING IS A DESCRIPTION OF OUR REVENUE RECOGNITION POLICIES:

REVENUE RECOGNITION
-------------------

THE COMPANY'S REVENUE RECOGNITION POLICY IS CONSISTENT WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 101 (SAB 101), "REVENUE RECOGNITION IN FINANCIAL STATEMENTS," STATEMENT OF POSITION NO. 97-2 (SOP 97-2), "SOFTWARE REVENUE RECOGNITION," AND OTHER APPLICABLE REVENUE RECOGNITION GUIDANCE AND INTERPRETATIONS. IN GENERAL, THE COMPANY RECORDS REVENUE WHEN IT IS REALIZED, OR REALIZABLE, AND EARNED. THE COMPANY CONSIDERS THESE REQUIREMENTS MET WHEN PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS, THE PRODUCTS OR SERVICES HAVE BEEN PROVIDED TO THE CUSTOMER, THE SALES PRICE IS FIXED OR DETERMINABLE AND COLLECTIBILITY IS REASONABLY ASSURED. THE COMPANY'S REVENUE REFLECTS REDUCTIONS ATTRIBUTABLE TO DISCOUNTS AND CUSTOMER RETURNS.

FOR THE COMPANY'S PRODUCTS, CONSISTING OF BOTH EQUIPMENT AND SOFTWARE, REVENUE IS RECOGNIZED UPON SHIPMENT, DELIVERY, INSTALLATION OR CUSTOMER ACCEPTANCE OF THE PRODUCT, AS AGREED IN THE CUSTOMER ORDER OR CONTRACT. SUTRON DOES SELL ITS SOFTWARE PRODUCTS WITHOUT THE RELATED EQUIPMENT ALTHOUGH SOFTWARE PRODUCTS ARE INTEGRAL TO SYSTEMS. THE COMPANY'S TYPICAL SYSTEM REQUIRES NO SIGNIFICANT PRODUCTION, MODIFICATION OR CUSTOMIZATION OF THE SOFTWARE OR HARDWARE. FOR COMPLEX SYSTEMS, REVENUE IS DEFERRED UNTIL CUSTOMER ACCEPTANCE.

THE COMPANY'S SALES ARRANGEMENTS FOR SYSTEMS OFTEN INCLUDE SERVICES IN ADDITION TO EQUIPMENT AND SOFTWARE. THESE SERVICES COULD INCLUDE EQUIPMENT INTEGRATION, SOFTWARE CUSTOMIZATION, INSTALLATION, MAINTENANCE, TRAINING, AND CUSTOMER SUPPORT. FOR SALES ARRANGEMENTS THAT INCLUDE BUNDLED HARDWARE, SOFTWARE AND SERVICES, SUTRON ACCOUNTS FOR ANY UNDELIVERED SERVICE OFFERING AS A SEPARATE ELEMENT OF A MULTIPLE-ELEMENT ARRANGEMENT. AMOUNTS ALLOCATED TO EACH ELEMENT ARE BASED ON ITS OBJECTIVELY DETERMINED FAIR VALUE, SUCH AS THE SALES PRICE FOR THE PRODUCT OR SERVICE WHEN IT IS SOLD SEPARATELY. REVENUE FOR THESE SERVICES IS TYPICALLY RECOGNIZED RATABLY OVER THE PERIOD BENEFITED OR WHEN THE SERVICES ARE COMPLETE.

THE COMPANY USES THE PERCENTAGE OF COMPLETION METHOD FOR RECOGNIZING REVENUE AND PROFITS WHEN IT PERFORMS ON FIXED PRICE CONTRACTS THAT EXTEND OVER A NUMBER OF YEARS. UNDER THE PERCENTAGE OF COMPLETION METHOD, REVENUE AND PROFITS ARE RECORDED AS COSTS ARE INCURRED BASED ON ESTIMATES OF TOTAL SALES VALUE AND COSTS AT COMPLETION WHERE TOTAL PROFIT CAN BE ESTIMATED WITH REASONABLE ACCURACY AND ULTIMATE REALIZATION IS REASONABLY ASSURED. PROFIT ESTIMATES ARE REVISED PERIODICALLY BASED UPON CHANGES AND FACTS, AND ANY LOSSES ON CONTRACTS ARE RECOGNIZED IMMEDIATELY. CONTRACTS MAY CONTAIN PROVISIONS TO EARN INCENTIVE AND AWARD FEES IF TARGETS ARE ACHIEVED. INCENTIVE AND AWARD FEES THAT CAN BE REASONABLY ESTIMATED ARE RECORDED OVER THE PERFORMANCE PERIOD OF THE CONTRACT. INCENTIVE AND AWARD FEES THAT CANNOT BE REASONABLY ESTIMATED ARE RECORDED WHEN AWARDED. THE COMPANY RECOGNIZES REVENUE FROM TIME-AND-

MATERIALS CONTRACTS TO THE EXTENT OF BILLABLE RATES, TIMES HOURS DELIVERED, PLUS DIRECT MATERIALS COSTS INCURRED. SOME OF THE CONTRACTS INCLUDE PROVISIONS TO WITHHOLD A PORTION OF THE CONTRACT VALUE AS RETAINAGE. THE COMPANY'S POLICY IS TO TAKE INTO REVENUE THE FULL VALUE OF THE CONTRACT, INCLUDING ANY RETAINAGE, AS IT PERFORMS AGAINST THE CONTRACT.

8. Tell us and revise future filings to explain how any significant terms of your arrangements with customers, such as, post delivery obligations, refund rights, customer acceptance, discounts, bill and hold, etc., would impact the amount and timing of revenue recognized. If you provide customers with a product warranty, disclose how you account for that obligation and, if material, provide the roll-forward required by FIN 45.

RESPONSE:

THE COMPANY DOES PROVIDE CUSTOMER DISCOUNTS AND DOES ALLOW FOR PRODUCT RETURNS. THE COMPANY DOES NOT DO CONSIGNMENT SALES OR BILL AND HOLD. REVENUE REFLECTS REDUCTIONS DUE TO DISCOUNTS AND PRODUCT RETURNS. PRODUCT RETURNS HAVE HISTORICALLY BEEN INSIGNIFICANT IN AMOUNT. THE COMPANY ALSO PROVIDES A TWO YEAR WARRANTY OF ALL SUTRON EQUIPMENT WHICH IS DESCRIBED BELOW.

ACCRUED WARRANTY COSTS
----------------------

THE COMPANY WARRANTIES ITS PRODUCTS FOR UP TO TWO YEARS AND ESTIMATED WARRANTY COSTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATE OF THE AMOUNTS NECESSARY TO SETTLE FUTURE AND EXISTING CLAIMS ON EQUIPMENT SOLD AS OF THE BALANCE SHEET DATE. FACTORS CONSIDERED INCLUDE ACTUAL PAST EXPERIENCE OF PRODUCT RETURNS AND THE RELATED ESTIMATED COST OF LABOR AND MATERIAL TO MAKE THE NECESSARY REPAIRS AS WELL AS TECHNOLOGICAL ADVANCES AND ENHANCED DESIGN AND MANUFACTURING PROCESSES. IF ACTUAL FUTURE PRODUCT RETURN RATES OR THE ACTUAL COSTS OF MATERIAL AND LABOR DIFFER FROM THE ESTIMATES, ADJUSTMENTS TO THE ACCRUED WARRANTY LIABILITY WOULD BE MADE.

THE ONLY CHANGES TO THE PRODUCT WARRANTY RESERVE FOR THE REPORTING PERIOD ARE ADJUSTMENTS TO THE RESERVE BASED ON MANAGEMENT ESTIMATES AND OTHER FACTORS AS NOTED ABOVE:

     BALANCE AS OF DECEMBER 31, 2003:                      $200,000
     RESERVE ADJUSTMENT FOR CURRENT SALES                    72,000
     RESERVE ADJUSTMENT FOR PRIOR YEAR SALES                    --
                                                           --------
     BALANCE AS OF DECEMBER 31, 2004                       $272,000
                                                           ========

9. We note that you provide customer specific solutions which include hardware, software, installation, maintenance, training and other services. Tell us and revise your policy in future periods to address recognition of revenue from these multiple-deliverable arrangements. Specifically address:

     a) Whether deliverables are separable into units of accounting pursuant to EITF 00-21.
     b)   How you allocate total consideration for multi-element transactions.
     c) How you determine fair value, particularly when there are undelivered elements such as installation and training.
     d) The consideration you gave to EITF 03-05 and SOP 97-2 in accounting for software.

RESPONSE:

FOR THE COMPANY'S PRODUCTS, CONSISTING OF BOTH EQUIPMENT AND SOFTWARE, REVENUE IS RECOGNIZED UPON SHIPMENT, DELIVERY, INSTALLATION OR CUSTOMER ACCEPTANCE OF THE PRODUCT, AS AGREED IN THE CUSTOMER ORDER OR CONTRACT. SUTRON DOES SELL ITS SOFTWARE PRODUCTS WITHOUT THE RELATED

EQUIPMENT ALTHOUGH SOFTWARE PRODUCTS ARE INTEGRAL TO SYSTEMS. THE COMPANY'S TYPICAL SYSTEM REQUIRES NO SIGNIFICANT PRODUCTION, MODIFICATION OR CUSTOMIZATION OF THE SOFTWARE OR HARDWARE. FOR COMPLEX SYSTEMS, REVENUE IS DEFERRED UNTIL CUSTOMER ACCEPTANCE.

THE COMPANY'S SALES ARRANGEMENTS FOR SYSTEMS OFTEN INCLUDE SERVICES IN ADDITION TO EQUIPMENT AND SOFTWARE. THESE SERVICES COULD INCLUDE EQUIPMENT INTEGRATION, SOFTWARE CUSTOMIZATION, INSTALLATION, MAINTENANCE, TRAINING, AND CUSTOMER SUPPORT. FOR SALES ARRANGEMENTS THAT INCLUDE BUNDLED HARDWARE, SOFTWARE AND SERVICES, SUTRON ACCOUNTS FOR ANY UNDELIVERED SERVICE OFFERING AS A SEPARATE ELEMENT OF A MULTIPLE-ELEMENT ARRANGEMENT. AMOUNTS ALLOCATED TO EACH ELEMENT ARE BASED ON ITS OBJECTIVELY DETERMINED FAIR VALUE, SUCH AS THE SALES PRICE FOR THE PRODUCT OR SERVICE WHEN IT IS SOLD SEPARATELY. REVENUE FOR THESE SERVICES IS TYPICALLY RECOGNIZED RATABLY OVER THE PERIOD BENEFITED OR WHEN THE SERVICES ARE COMPLETE.

10. We also note that you recognize revenues from long-term CONTRACTS. Please TELL US and expand in your future filings to explain how you apply the provisions of SOP 81-1, with focus on performance based fees/incentives, acceptance provisions and other price adjustments.

RESPONSE:

THE COMPANY USES THE PERCENTAGE OF COMPLETION METHOD FOR RECOGNIZING REVENUE AND PROFITS WHEN IT PERFORMS ON FIXED PRICE CONTRACTS THAT EXTEND OVER A NUMBER OF YEARS. UNDER THE PERCENTAGE OF COMPLETION METHOD, REVENUE AND PROFITS ARE RECORDED AS COSTS ARE INCURRED BASED ON ESTIMATES OF TOTAL SALES VALUE AND COSTS AT COMPLETION WHERE TOTAL PROFIT CAN BE ESTIMATED WITH REASONABLE ACCURACY AND ULTIMATE REALIZATION IS REASONABLY ASSURED. PROFIT ESTIMATES ARE REVISED PERIODICALLY BASED UPON CHANGES AND FACTS, AND ANY LOSSES ON CONTRACTS ARE RECOGNIZED IMMEDIATELY. CONTRACTS MAY CONTAIN PROVISIONS TO EARN INCENTIVE AND AWARD FEES IF TARGETS ARE ACHIEVED. INCENTIVE AND AWARD FEES THAT CAN BE REASONABLY ESTIMATED ARE RECORDED OVER THE PERFORMANCE PERIOD OF THE CONTRACT. INCENTIVE AND AWARD FEES THAT CANNOT BE REASONABLY ESTIMATED ARE RECORDED WHEN AWARDED. THE COMPANY RECOGNIZES REVENUE FROM TIME-AND-MATERIALS CONTRACTS TO THE EXTENT OF BILLABLE RATES, TIMES HOURS DELIVERED, PLUS DIRECT MATERIALS COSTS INCURRED. SOME OF THE CONTRACTS INCLUDE PROVISIONS TO WITHHOLD A PORTION OF THE CONTRACT VALUE AS RETAINAGE. THE COMPANY'S POLICY IS TO TAKE INTO REVENUE THE FULL VALUE OF THE CONTRACT, INCLUDING ANY RETAINAGE, AS IT PERFORMS AGAINST THE CONTRACT.


11. We note the discussion in the Legal Proceedings section relating to acceptance pending on two systems that were provided to the Government of Andhra Pradesh IN 2002, where all contractual items on the systems have been accepted with the exception of four water level monitoring sites.

     a) Tell us how you have recognized revenue from the sale of these products and explain how pending customer acceptance has impacted recognition of revenue.

RESPONSE:
AS THIS WAS A MULTI-YEAR CONTRACT, REVENUE WAS RECOGNIZED BASED UPON PERCENTAGE COMPLETION METHOD FOR FIXED CONTRACTS. PENDING CUSTOMER ACCEPTANCE HAS IMPACTED REVENUE RECOGNITION BY DELAYING RECOGNITION IN FULL OF CONTRACT VALUE. THE COMPANY HAS ESTIMATED THE COSTS TO BE INCURRED TO INSTALL THE FINAL 4 SITES AND THEREFORE HAS NOT RECOGNIZED THE REVENUE ASSOCIATED WITH THOSE COSTS.

     b) Tell us the amount of any revenues that have been deferred pending acceptance.

RESPONSE:

THE AMOUNT OF REVENUES THAT HAS BEEN DEFERRED IS $13,263. THIS IS BASED ON SUTRON'S ESTIMATED COST TO INSTALL THE STILLING WELLS TO THE LEVEL ORIGINALLY PROPOSED.

     c) In addition, tell us and revise the disclosures on page 8 in future filings to indicate whether you have accrued any of the additional costs you could incur if you lose at arbitration or explain why no loss has been accrued.

RESPONSE:

THE COMPANY HAS NOT ACCRUED ANY OF THE ADDITIONAL COSTS BECAUSE WE CLEARLY IDENTIFIED IN OUR PRICE PROPOSAL THE LEVEL TO WHICH THE STILLING WELLS WOULD BE INSTALLED AND THERE IS NO SPECIFICATION IN THE TENDER AS TO THE LEVEL. WE ARE CONFIDENT THAT DUE TO A LACK OF SPECIFICATION IN THE TENDER, OUR PRICE PROPOSAL WILL TAKE PRECEDENCE. OUR PRICE PROPOSAL WAS INCORPORATED AND MADE A PART OF THE CONTRACT AND THEREFORE, IN OUR OPINION, REFLECTS THE DE FACTO SPECIFICATION IN THE ABSENCE OF A CONTRACTUAL SPECIFICATION.

Capital

12. You disclose that you have repurchased 13,800 shares of your common stock as of the 2004 year-end. However, these transactions are not reflected in your statements of stockholders' equity. Tell us and revise future filings to disclose how you accounted for the repurchased shares, including whether you currently hold treasury stock. Explain why the transactions are not reflected in your primary financial statements.

RESPONSE:

THE 13,800 SHARES WERE REPURCHASED AND RETIRED IN PRIOR YEARS, THE LATEST BEING 2001. THIS IS WHY THIS ACTIVITY IS NOT REFLECTED IN THE CURRENT STATEMENTS OF STOCKHOLDERS' EQUITY. THE FOOTNOTE IS INTENDED TO DESCRIBE THE NATURE OF OUR CAPITAL STRUCTURE, WHICH INCLUDES SHARES AUTHORIZED FOR REPURCHASE AND THE NUMBER OF SHARES PURCHASED TO DATE. NO SHARES ARE HELD IN TREASURY.

Stock Compensation Plans
------------------------

13. Please confirm that the Black Scholes pricing model assumptions relate to all periods presented and revise future filings to disclose the assumptions you use in each period presented. See paragraph 2.e of SFAS 148.

RESPONSE:

THE 2004 BLACK SCHOLES PRICING MODEL ASSUMPTIONS ARE PRESENTED IN THE FINANCIAL STATEMENTS; THE BLACK SCHOLES PRICING MODEL ASSUMPTIONS FOR THE 2002 AND 2003 PERIODS ARE AS FOLLOWS:

ASSUMPTIONS USED                                       2003             2002
                                                      ------           ------
RISK FREE RATE                                         4.0%             4.2%
EXPECTED VOLATILITY                                     30%              30%
DIVIDEND YIELD                                           0%               0%
HOLDING PERIOD                                       9 YEARS          10 YEARS

FUTURE FILINGS WILL BE REVISED TO INCLUDE ASSUMPTIONS USED FOR EACH REPORTING PERIOD.

Accrued Expenses
----------------

14. We note that Other ACCRUED Expenses amount to 16% of total liabilities and equity at December 31, 2004 and 54% of total current liabilities at that same date. Tell us and revise your future filings to separately present the material components of the item on the face of the balance sheet or in a note thereto.

RESPONSE:

COMPONENTS OF OTHER ACCRUED EXPENSES CONSIST OF THE FOLLOWING AT DECEMBER 31:

                                                    DECEMBER 31,    DECEMBER 31,
                                                        2004            2003
--------------------------------------------------------------------------------
ACCRUED VACATION PAY                                 $  186,131      $  154,420
ACCRUED PROFIT SHARING                                  175,000             --
WARRANTY RESERVE                                        272,000         200,000
SUBCONTRACTOR PAYMENTS                                  343,496         396,505
FEDERAL INCOME TAXES                                    336,786           4,000
OTHER ACCRUALS                                           87,366          95,801
                                                     ----------      ----------
TOTAL                                                $1,400,779      $  850,726
                                                     ==========      ==========

MATERIAL COMPONENTS OF ACCRUED LIABILITIES WILL BE SEPARATELY PRESENTED IN THE BALANCE SHEET OR NOTES IN FUTURE FILINGS.

Note 12. Stock Option Plans - Page F12
--------------------------------------

15. Please revise the note in future filings to provide all the disclosure required by FAS 123, including a discussion of the types of options, the parties to whom options may be granted, the weighted average exercise prices for options granted, exercised and cancelled in each year, the weighted average exercise prices of options outstanding and exercisable, and the weighted average remaining contractual life of options that are outstanding.

RESPONSE:

ALL DISCLOSURE REQUIREMENTS OF SFAS 123 WILL BE INCLUDED IN FUTURE FILINGS.

Note 15. Segment Information - Page F13
---------------------------------------

16. Please confirm that your chief decision maker uses segment gross margin to evaluate segment performance and revise the note in future filings to say so. In addition, revise your future filings to provide all the disclosures required by paragraphs 26 through 39 of SFAS 131, including any required reconciliations and segment assets.

RESPONSE:

OUR CHIEF DECISION MAKER, THE PRESIDENT OF SUTRON, AS WELL AS OUR MANAGEMENT TEAM UTILIZE SEGMENT GROSS MARGINS TO EVALUATE SEGMENT PERFORMANCE. FUTURE FILINGS WILL STATE THIS FACT. FUTURE FILINGS WILL BE REVISED TO INCORPORATE ALL REQUIRED APPLICABLE DISCLOSURES AND RECONCILIATIONS.

Exhibit 31.1 and 31.2
---------------------

17. We noted that the certifications filed were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the FOURTH paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release No. 33-8238. Accordingly, please file an amendment to your Form I0-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of regulation S-B.

RESPONSE:

FORM 10-KSB FOR YEAR ENDED DECEMBER 31, 2004 WILL BE AMENDED FOR CERTIFICATIONS TO BE FILED IN THE PROPER FORM FOR EXHIBIT 31.1 AND 31.2.

     We understand that you may have additional comments after reviewing our amendment and responses to your comments. Please contact me if you have any additional comments at (703) 406-2800 or email shooper@sutron.com.


Sincerely,


/s/ Sidney C. Hooper
-------------------------
Sidney C. Hooper
Chief Financial Officer
















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